Exhibit 12

                                 Humana Inc.
                     Ratio of Earnings to Fixed Charges
        For the quarters and six months ended June 30, 1999 and 1998
                                  Unaudited
                            (Dollars in millions)

                                   Quarters Ended          Six Months Ended
                                   1999       1998        1999 (a)      1998
Earnings:
 Income before income taxes       $  44      $  82       $  19         $ 161
 Fixed charges                       11         13          24            28
                                  $  55      $  95       $  43         $ 189

Fixed charges:
 Interest charged to expense      $   8      $  10       $  18         $  22
 One-third of rent expense            3          3           6             6
                                  $  11      $  13       $  24         $  28

Ratio of earnings to fixed charges  4.9        7.6         1.8           6.8

The one-third of rent expense included in fixed charges is that proportion deemed representative of the interest portion.

(a) Exclusive of the first quarter 1999 additional medical claims expense of $90 million ($57 million after tax, or $0.34 per diluted share) and a $12 million ($8 million after tax, or $0.04 per diluted share) gain on the sale of a tangible asset, the ratio of earnings to fixed charges for the six months ended June 30, 1999 would have been 5.0.
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